RQD* CLEARING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023
<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>

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SEC FILE NUMBER
8-66826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RQD* Clearing, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One World Trade Center, Suite 47M
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony DeRosa	(646) 804-7936	aderosa@rqdclearing.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

3/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony DeRosa _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RQD* Clearing LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CASSANDRA U. SCATLIFFE
Notary Public - State of New York
No. 01SC6363546
Qualified in New York County
My Commission Expires 08/21/2025

Signature: _____

Title:
Chief Financial Officer _____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of RQD* Clearing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RQD* Clearing, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of RQD* Clearing, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RQD* Clearing, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RQD* Clearing, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as RQD* Clearing, LLC's auditor since 2018.
Chicago, Illinois
February 22, 2024

RQD* CLEARING, LLC

Statement of Financial Condition

December 31, 2023

Assets

Cash	$	12,847,793
Cash segregated under federal and other regulations		12,796,047
Securities borrowed		3,967,400
Receivable from clearing organizations		6,000,426
Receivable from broker-dealers		242,582
Receivable from customers		20,469
Accounts receivable		1,274,087
Due from affiliate		65,884
Other assets		703,827
Total Assets	$	**37,918,515**

Liabilities and Member's Equity

Liabilities

Securities loaned	$	3,858,100
Payable to broker-dealers		3,722,331
Payable to customer		8,250,761
Accounts payable and other liabilities		1,450,830
Total Liabilities		**17,282,022**
Member's equity		20,636,493
Total liabilities and member's equity	$	**37,918,515**

See accompanying notes.

RQD* CLEARING, LLC

Notes to Financial Statement

December 31, 2023

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1. **Organization**

    RQD* Clearing, LLC (the "Company") was organized under the Illinois Limited Liability Company Act under its original name, Equitec Compass, LLC, on December 3, 2004, and is a wholly owned subsidiary of RQD* Holding LLC ("Holding"). The Company is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry and Regulatory Authority, Inc. ("FINRA") and the various securities exchanges in which it maintains membership.

    The Company is a member of the following exchanges: BOX Options Exchange (BOX), Bats BZX Exchange, Bats EDGX Exchange, C2 Options Exchange, Chicago Board Options Exchange (CBOE), MIAX PEARL, Miami International Securities Exchange (MIAX), NYSE American (AMEX), NYSE Arca (ARCA), Nasdaq BX, Nasdaq NQX, Nasdaq GEMX, Nasdaq ISE, Nasdaq MRX, and Nasdaq PHLX, as well as a member of the Options Clearing Corp. (OCC).

    The Company enters into clearing agreements with introducing brokers and executes and clears securities transactions directly for customers. Accordingly, the Company is subject to SEC Rule15c3-3 pertaining to the possession or control of customer assets and reserve requirements. The Company is approved to engage in clearing, execution, prime brokerage, stock lending and margin lending to customers of introducing firms as well as correspondents.

2. **Summary of Significant Accounting Policies**

    Use of Estimates
    The preparation of this financial statement in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    Income Taxes
    The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2020. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2023.

    Cash and Segregated Cash
    The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2023, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts. At December 31, 2023 the Company had cash balances at two banks that exceeded federally insured limits by approximately $25.1 million.

2. Summary of Significant Accounting Policies (Continued)

Accounts Receivable

The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from customers. Management reviews aged receivables on a regular basis, and maintains prudent credit and collection policies to minimize risk.

Accounts receivable are stated at the amounts the Company expects to collect. The Company maintains an allowance for doubtful accounts to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2023, there was no balance in the allowance for doubtful accounts. For the year ended December 31, 2023, the Company estimated that it had no uncollectible accounts receivable.

Receivable from Clearing Organization

At December 31, 2023, $1,637,153 in cash was pledged to the Options Clearing Corporation. The Company may be required to pledge additional funds in the future to satisfy the Options Clearing Corporation's collateral requirements.

At December 31, 2023, $1,003,273 in cash was pledged to the Depository Trust Company. The Company may be required to pledge additional funds in the future to satisfy the Depository Trust Company's collateral requirements.

At December 31, 2023, $3,360,000 in cash was pledged to the National Securities Clearing Corporation. The Company may be required to pledge additional funds in the future to satisfy the National Securities Clearing Corporation's collateral requirements.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 5 years, less any permanent impairments. At December 31, 2023, property and equipment, net, amounts to $10,484 and is included in the Statement of Financial Condition in Other Assets.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 32 ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. The standard is effective for the Company for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial statement for the year ended December 31, 2023.

RQD* CLEARING, LLC

Notes to Financial Statement

December 31, 2023

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2. **Summary of Significant Accounting Policies (Continued)**

<u>Securities Borrowed and Securities Loaned</u>
Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriated. As of, and during the year ended December 31, 2023, all collateral received or paid was in the form of cash.

3. **Adoption of New Accounting Standards**

<u>Accounting for Leases</u>
In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The Company adopted the new guidance beginning on August 10, 2023 and elected to use the effective date as the date of initial application. The new guidance requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statement. For further information, see *Note 10 – Lease Arrangements*.

At adoption, the Company recognized lease liabilities of $603,364, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of July 27, 2023. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $603,364 at adoption, which represents the measurement of the lease liabilities, prepaid lease payments made to lessors, initial direct costs incurred by the Company and lease incentives received.

4. **Cash Segregated Under Federal Regulations**

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2023 the Company had a deposit requirement of $8,130,971 and maintained a deposit of $8,699,213. On January 2, 2024, there was a cash deposit of $500,000 as a result of the computation.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealer to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At December 31, 2023, the Company had a deposit requirement of $3,690,864 and maintained a deposit of $4,096,834. On January 2, 2024, there was a cash deposit of $100,000 as a result of the computation.

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5. Receivable from and Payable to Broker-Dealers

The balance due from broker dealers includes fail to deliver amounts and receivables from clearing services on outstanding commissions due to the Company. The Company earns commission based on agreed upon rates in their clearing agreements with their correspondents. Amounts due to the clearing broker at December 31, 2023 consisting of these outstanding commissions and fails totaled $242,582.

The balance due to broker dealers represents fail to receive amounts and PAB deposits from other broker-dealers. Amounts due to broker dealers at December 31, 2023 totaled $3,722,331.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined.

At December 31, 2023, the Company had net capital and net capital requirements of $19,918,903 and $250,000, respectively.

7. Credit Risk

The Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to credit risk in the event the customer or other broker is unable to fulfill its contracted obligations.

8. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

9. Fair Value of Financial Instruments

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information may be available. For other assets and liabilities, observable market transactions and market information may not be available. However, the objective of a fair value measurement is in both cases the same – to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions.

9. **Fair Value of Financial Instruments (Continued)**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2023 the Company held no Level 1, Level 2 or Level 3 investments.

10. **Lease Arrangements**

The Company has an obligation as a lessee for an office space with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. This lease does not contain renewal options. The weighted average remaining life of the lease term for this lease was 2.67 as of December 31, 2023.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As the Company's lease does not provide an implicit rate, the Company utilized its incremental borrowing rate which is the rate of interest to borrow on a collateralized basis for a similar term, to determine the present value of lease payments for the lease. The Company utilizes a weighted average discount rate of 8.50% in determining the lease liability as of December 31, 2023. The Company has elected not to separate lease and non-lease components for all property leases for the purpose of calculating the ROU asset and lease liability.

The cash paid for amounts included in the measurement of the operating lease liability for the year ended December 31, 2023, was $23,990. The right-of-use asset amounted to $525,556 and is included within Other assets in the Statement of Financial Condition.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized within Accounts payable and other liabilities in the Statement of Financial Condition as of December 31, 2023, is shown below:

2024	$	256,452
2025		261,437
2026		154,221
Total future minimum lease payments (undiscounted)		672,110
Discounting effect on cash flows		(71,100)
Lease liability (discounted)	$	601,010

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11. Collateralized Agreements

The Company enters into securities borrowed and securities loaned transactions to, among other things, settle other securities obligations, accommodate customers' needs and matched book activities. The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The Company accounts for securities lending transactions in accordance with ASC 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requiring companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis on the statement of financial condition. The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of December 31, 2023.

	Gross amounts recognized	Gross amounts offset in the statement of financial condition (1)	Net amounts included in the statement of financial condition	Amounts not offset in the statement of financial condition but eligible for offsetting upon counterparty default (2)	Net amounts
Securities borrowed	$ 3,967,400	$ -	$ 3,967,400	$ 3,967,400	$ -
Securities loaned	$ 3,858,100	$ -	$ 3,858,100	$ 3,858,100	$ -

(1) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default as occurred.
(2) Includes the amount of cash collateral held/posted.

At December 31, 2023 the fair value of collateral related to securities borrowed transactions totaled $3,862,240 and the fair value of collateral related to securities loaned transactions totaled $3,754,934.

12. Related Party Transactions

The Company previously had a facilities services agreement with Volant Holding, LLC under which Volant Holding, LLC provided office space, which was terminated in 2023. The Company also has a facilities services agreement with Swerve Colo, LLC an affiliate with common ownership. The facilities service agreement covers support personnel and administrative services. In addition, the Company has an agreement with Swerve Colo, LLC where Swerve Colo LLC utilizes a percentage of the office space leased by the Company. At December 31, 2023 Swerve Colo, LLC owed the Company $65,884 which is included in Due from affiliate on the Statement of Financial Condition.

13. Credit Facilities

The Company has a $3,500,000 Revolving Credit Agreement with Volant Holding, LLC. The unpaid principal amount of the loan bears interest at the prime rate as published in the Wall Street Journal from time to time plus 50 basis points. The Company did not draw down on this credit facility during 2023.

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13. **Credit Facilities (Continued)**

The Company entered into a $25,000,000 secured loan on a revolving uncommitted basis with BMO Harris Bank N.A. (the bank) on March 12, 2022. The interest rate is calculated on a daily basis and computed on the basis of a year of 360 days for the actual number of days elapsed. The interest rate is subject to change from time to time without notice and is currently 1.50% plus the bank's overnight rate (determined as the greater of (i) the upper limit of the Fed Funds target range, (ii) 30-day LIBOR, and (III) 0.25%). The Company did not draw down on this credit facility during 2023.

The Company entered into a $7,500,000 Revolving Credit Facility with BMO Harris Bank N.A. (the bank) on March 12, 2022. Each loan shall be in a minimum amount of $100,000. The outstanding principal balance of the loans shall bear interest at the rate per annum equal to the Overnight Base Rate as in effect from time to time plus 2.50% per annum. All interest on the note shall be computed on the basis of a year of 360 days for the actual number of days elapsed. The Company shall pay the bank a commitment fee at the rate of one-half of one percent (0.50%) per annum computed on the basis of a year of 360 days for the actual number of days elapsed) on the average daily unused portion of the Commitment. There was no outstanding principal balance at December 31, 2023.

14. **Subsequent Events**

The Company's management has evaluated events and transactions through February 22, 2024, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement.